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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                                  ANNOUNCEMENT

               Determination of Offer Price for the A Share Issue

The offer price of the Company's A Share Issue of 2,747,987,000 A Shares has been determined to be at RMB3.76 per share.

Reference is made to the Company's announcements dated 29 November 2006 and 5 December 2006 regarding the A Share Issue, the announcement dated 6 December 2006 regarding the approval from the China Securities Regulatory Commission on the A Share Issue, the announcement dated 11 December 2006 regarding the determination of offer size and indicative price range for the A Share Issue and the announcement dated 12 December 2006 regarding the final prospectus of the Company in relation to the A Share Issue.

The offer price of the Company's A Share Issue of 2,747,987,000 A Shares has been determined to be at RMB3.76 per share.

DEFINITIONS

"A Share(s)"          the domestic invested share(s) of the Company
                      with a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Issue"       the proposed issue and allotment of not more
                      than 2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A
                      Shares are proposed to be listed on the Shanghai Stock
                      Exchange

"ADSs"                American depositary shares, each representing 50 H Shares

"Company"             Guangshen Railway Company Limited, a joint stock limited
                      company incorporated in the PRC on 6 March 1996, the H
                      Shares and the ADSs of which are listed on The Stock
                      Exchange of Hong Kong Limited and the New York Stock
                      Exchange, Inc., respectively
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"H Shares"            the overseas listed foreign shares of the Company
                      with a nominal value of RMB1.00 each and listed on The
                      Stock Exchange of Hong Kong Limited

"PRC"                 the People's Republic of China

"RMB"                 Renminbi, the lawful currency of the PRC


By Order of the Board
Guo Xiangdong
Company Secretary


Shenzhen, the PRC
15 December 2006


As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.